
Mail Stop 3720

December 3, 2008

**<u>Via U.S. Mail and Fax (888-722-8216)</u>**
Ms. Ann DiSilvestre
Chief Executive Officer
Dialpoint Communications Corporation
2354-B Ebenezer Road
Rock Hill, South Carolina 29732

   **RE: Dialpoint Communications Corporation
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     Filed April 15, 2008**

      **Forms 10-Q for Fiscal Quarters Ended March 31, 2008,
     June 30, 2008 and September 30, 2008
     Form 8-K filed January 9, 2008
     File No. 000-52921**

Dear Ms. DiSilvestre:

   We have reviewed your supplemental response letter dated December 2, 2008 as well as the above referenced filings and have the following comments.  As noted in our comment letter dated October 21, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

General

1.  When filing amended periodic reports, please update signatures and provide certifications in the format set forth under Item 601(b)(31) of Regulation S-K.

Form 8-K filed January 9, 2008

2.      We note your response to comment 2.  Please tell us how you will correct this error (i.e., how you plan to revise your accounting for the acquisition) and when you anticipate you will be able to file amended reports.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2008

Item 4. Controls and Procedures, page 21

3.      We note that your certifying officers continue to conclude that your disclosure controls and procedures are "sufficiently" effective.  As noted in our comment letter dated October 21, 2008, it is not appropriate to include such a qualification to their conclusion with regard to the effectiveness of your disclosure controls and procedures.  You must clearly state that the disclosure controls and procedures are either effective or not effective.  Please revise your disclosures as appropriate.

4.      When amending your periodic reports, please consider the impact of the amendments in developing your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the reports and revise your disclosures as appropriate.

Exhibits 31.1 and 31.2

5.      We note that you filed your principal executive officer and principal financial officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please respond to our comments, via EDGAR, within 10 business days or tell us when you will provide us with a response.  You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director